Exhibit 18

January 24, 2020

Board of Directors
Moog Inc.
East Aurora, New York 14052

Ladies and Gentlemen:
Note 1 of the Notes to the Consolidated Condensed Financial Statements of Moog Inc. (the Company) included in its Quarterly Report on Form 10-Q for the three-month period ended December 28, 2019, describes the voluntary change in the Company’s method of accounting for determining the expected return for the fixed income assets held within the plan assets of the qualified U.S. defined benefit plan. The change in the method of computing expected returns on plan assets is from a method that utilizes a calculated value of plan assets that includes changes in the fair values of the plan assets over a period of five years to a method that includes the actual changes in the fair values of plan assets in the year they occur. There are no authoritative criteria for determining a “preferable” method of accounting for calculating the expected returns on plan assets based on the particular circumstances; however, we conclude that such a change in method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reason, is preferable in your circumstances. We have not conducted an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) of any financial statements of the Company as of any date or for any period subsequent to September 28, 2019, and therefore we do not express any opinion on any financial Statements of the Company subsequent to that date.

Very truly yours,

/s/ Ernst & Young LLP
Buffalo, New York